UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 15, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Clovis Oncology, Inc.

File No. 333-175080 - CF#26997

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Clovis Oncology, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 23, 2011.

Based on representations by Clovis Oncology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through June 30 2021
Exhibit 10.2	through June 30, 2021
Exhibit 10.3	through June 30, 2021
Exhibit 10.27	through June 30, 2014
Exhibit 10.28	through March 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel